UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission file numbers: 33-25419, 33-64058 and 333-75256

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Airgas, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Airgas, Inc.

259 North Radnor-Chester Road, Suite 100

Radnor, PA 19087-5283

REQUIRED INFORMATION

(1) Financial Statements:

The following financial statements, including the Report of Independent Registered Public Accounting Firm, of the Airgas, Inc. 401(k) Plan are submitted herewith:

•	Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008

•	Notes to the Financial Statements

•	Supplemental Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009

The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.

(2) Exhibit:

23	Consent of Independent Registered Public Accounting Firm

AIRGAS, INC. 401(k) PLAN

Financial Statements and

Supplemental Schedule

December 31, 2009 and 2008

AIRGAS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Airgas, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 23, 2010

AIRGAS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Investments, at fair value	$430,099,506	$340,811,937

Receivables:
Employee contributions	1,590,287	1,199,888
Employer contributions	476,282	213,982

Total receivables	2,066,569	1,413,870

Refunds due to participants	—	(1,911)

Net assets available for benefits, at fair value	432,166,075	342,223,896

Participant loans, at cost	15,605,983	14,334,918

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,540,777)	851,138

Net assets available for benefits	$446,231,281	$357,409,952

See accompanying notes to the financial statements.

AIRGAS, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions (Reductions):
Additions (reductions) to net assets attributable to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$60,894,307	$(110,716,623)
Interest and dividends	10,083,758	11,523,441

Total investment income (loss), net	70,978,065	(99,193,182)

Contributions:
Employee	31,869,000	31,371,211
Employer	8,823,541	8,096,526
Rollovers	1,877,138	8,676,093

Total contributions	42,569,679	48,143,830

Transfers from other plans	1,063,801	45,223,464

Total additions (reductions)	114,611,545	(5,825,888)

Deductions:
Benefits paid to participants	(25,427,450)	(28,068,699)
Administrative fees	(362,766)	(328,059)
Refund of excess contributions	—	(1,911)

Total deductions	(25,790,216)	(28,398,669)

Net additions (deductions)	88,821,329	(34,224,557)

Net assets available for benefits:
Beginning of year	357,409,952	391,634,509

End of year	$446,231,281	$357,409,952

See accompanying notes to the financial statements.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

(1)	Description of the Plan

The following description of the Airgas, Inc. 401(k) Plan (the “Plan”) provides general information only. Participants should refer to the Plan document for more complete information.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Airgas, Inc. and subsidiaries (“Airgas” or the “Company”). Included in the assets of the Plan are rollovers and transfers from other plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Vanguard Fiduciary Trust Company serves as the trustee for the Plan.

(b)	Contributions

Employee

The Plan permits a participant to defer up to 50% of eligible compensation, subject to the maximum dollar limitation in the calendar year as prescribed by the Internal Revenue Service (“IRS”). The Plan allows both 401(k) contributions, which are made from pre-tax earnings and are fully taxable as ordinary income at the time of distribution, as well as Roth 401(k) contributions. Under the Roth 401(k) contribution election, participants’ contributions are made from after-tax earnings that will be tax-free at the time of distribution. Participants are allowed to make both 401(k) and Roth 401(k) contributions into the Plan.

The employee contributions receivable at December 31, 2009 and 2008 represent payroll contributions withheld through the end of each calendar year that were received by the Plan in the subsequent year.

Employer

Contributions to the Plan by the Company are made on a matched basis at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation). Although employees may participate in the Plan immediately upon joining the Company, Plan participants are not eligible for Company matching contributions until they have completed one year of service with the Company. The employer contributions receivable at December 31, 2009 and 2008 represent Company matching contributions through the end of each calendar year that were received by the Plan in the subsequent year.

Rollovers

Contributions in 2009 and 2008 include $1.9 million and $8.7 million, respectively, of rollover contributions from newly hired employees and employees associated with businesses acquired by the Company. Rollovers reflect employee elections to rollover funds from their former plans into the Plan.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

Refund of Excess Contributions

In accordance with rules prescribed by the Internal Revenue Code (“IRC”), the trustee performed certain tests of employee contributions to ensure that highly compensated employees do not contribute on average a higher percentage of their income than that of non-highly compensated employees. Additionally, the trustee performed a test of employee contributions to determine that individual participant contribution levels did not exceed the 2009 IRS contribution limit of $16,500. No refunds were required in the current year as a result of the compliance testing.

(c)	Participant Accounts

Contributions are invested as directed by each participant in 15 separate investment funds. Each participant may designate, by electronic monitoring, how the contributions to his or her account are to be allocated among the 15 funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions. In the event a participant fails to submit an allocation, contributions will be invested in the Vanguard LifeStrategy Conservative Growth Fund. In addition to the above initial election, participants may elect, by contacting the trustee, to transfer monies among the investment funds in 1% increments of the total funds credited to their account. Interest, dividends and other income (losses) earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant’s balance to the total fund balance.

(d)	Participant Loans

The Plan administrator may, upon the application of a participant, direct the trustee to make a loan to such a participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant’s Plan account balance or $50,000. The minimum loan amount is $1,000 and loans are secured by 50% of the participant’s Plan account balance. Participant loans bear interest at a rate equal to prime (as of the date of the loan) plus 2% and provide for periodic repayment over a reasonable period of time not to exceed five years for general-purpose loans and 30 years for principal residence loans. The prime rate was 3.25% at December 31, 2009 and 2008. Interest rates on outstanding participant loans at December 31, 2009 and 2008 ranged from 4% to 11%, with an average interest rate of 7%.

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the IRS as a distribution from the Plan. The Plan participant may then be subject to taxes and penalties related to the distribution.

(e)	Vesting

Participants are immediately vested in all contributions. In addition, all earnings (losses) on such investments are fully vested.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

(f)	Payment of Benefits

Upon retirement, death or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

Participants experiencing serious financial hardships may be entitled to a distribution upon approval by the Plan administrator.

(g)	Administrative Expenses

Recordkeeping and loan administrative fees are paid by the Plan. Loan origination fees are included in the fund balance on the schedule of net assets. Stock administration, compliance testing, audit, legal, hardship withdrawal processing and company acquisition processing fees are paid by Airgas.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those net assets.

(b)	New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) designated the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”). Concurrent with this designation, the FASB also issued guidance on the framework for selecting the accounting principles used in the preparation of financial statements. The Codification is a structure which takes accounting pronouncements and organizes them into approximately 90 accounting topics. In addition to the Codification, the rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws are considered sources of authoritative GAAP for SEC registrants, as the Codification does not replace or affect guidance issued by the SEC or its staff for public entities in their filings with the SEC. Upon the adoption of the Codification, all previously existing non-SEC accounting and reporting standards are superseded, with the exception of certain pronouncements grandfathered by the FASB. Going forward, the FASB will issue Accounting Standards Updates in order to update the Codification, provide background information about new guidance and describe the bases for conclusions on changes to the Codification. The Codification and the guidance surrounding the framework for selecting accounting principles is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Plan adopted the Codification and associated guidance for the year ended December 31, 2009. As a result, previous references to former GAAP in the financial statements have been eliminated, and the financial statement disclosures explain the accounting concepts utilized rather than specific GAAP references from the Codification. The adoption of the Codification and associated guidance did not change the application of GAAP to the Plan’s financial statements.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

In September 2009, the FASB issued amended guidance with respect to investments in entities that do not have readily determinable fair values, also known as alternative investments. The amended guidance provides the use of a practical expedient in measuring the fair value of an alternative investment with appropriate disclosure. The Plan adopted the guidance for its year ended December 31, 2009. The Plan has an investment in a tax-exempt common collective trust (the “Vanguard Retirement Savings Trust” or the “Trust”), which is within the scope of the amended guidance – see Note 3 for the required disclosures. The adoption of the guidance did not have an impact on the Plan’s measurement of its investment in the common collective trust.

In February 2010, the FASB issued revised guidance on subsequent events. The amended guidance requires an entity to perform a subsequent events review through the date upon which the financial statements are issued for an SEC filer, but removes the requirement to disclose this date in the financial statements. The guidance is effective upon issuance, and the Plan adopted the guidance for its December 31, 2009 financial statements. The adoption of the guidance did not have an impact on the Plan’s financial statements.

(c)	Investments

Units of the Airgas Common Stock Fund are valued based on the combined quoted market prices of the underlying shares of Airgas common stock and a money market component. Investments in shares of registered investment companies (or mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Units of the common collective trust are valued at the net asset value at year-end (discussed below). Participant loans are valued at amortized cost.

The Plan invests in fully benefit-responsive investment contracts through the Trust. In accordance with the accounting guidance for fully benefit-responsive investment contracts in employee benefit plans, the statements of net assets available for benefits present the fair value of the Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Trust is based on information reported by the issuer of the common collective trust at year-end. Depending on the mix of investments, fair value is determined based on the expected future cash flows for each contract discounted to present value, and the aggregate market values of the underlying investments in mutual funds, bond trusts and other investments. The contract value of the Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis. The average cost method is followed in determining the cost of investments sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

Investment options as of December 31, 2009 and 2008 were as follows:

The Airgas Common Stock Fund invests in Airgas common stock to provide for the possibility of long-term growth through increases in the value of the stock, although a portion of the fund may be invested in cash or cash equivalents to maintain liquidity and avoid excessive turnover of Airgas common stock held in the fund. The fund value per unit was $23.58 and $19.33 at December 31, 2009 and 2008, respectively. The value per share of Airgas common stock was $47.60 and $38.99 at December 31, 2009 and 2008, respectively. At December 31, 2009, 3,729 Plan participants were invested in the fund.

The Vanguard Explorer Fund Investor Shares seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth. The value per share was $57.30 and $42.13 at December 31, 2009 and 2008, respectively. At December 31, 2009, 2,315 Plan participants were invested in the fund.

The Vanguard International Growth Fund Investor Shares seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. The value per share was $16.99 and $12.20 at December 31, 2009 and 2008, respectively. At December 31, 2009, 2,913 Plan participants were invested in the fund.

The Vanguard U.S. Growth Fund Investor Shares seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. The value per share was $16.46 and $12.26 at December 31, 2009 and 2008, respectively. At December 31, 2009, 2,340 Plan participants were invested in the fund.

The Vanguard 500 Index Fund Investor Shares seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. The value per share was $102.67 and $83.09 at December 31, 2009 and 2008, respectively. At December 31, 2009, 3,126 Plan participants were invested in the fund.

The Vanguard Wellington Fund Investor Shares seeks to provide income and long-term growth of capital, without undue risk to capital, by investing approximately 65% of its assets in stocks and the remaining 35% in bonds. The value per share was $28.85 and $24.43 at December 31, 2009 and 2008, respectively. At December 31, 2009, 2,823 Plan participants were invested in the fund.

The Vanguard Morgan Growth Fund Investor Shares seeks to provide long-term capital appreciation by investing in mid-sized and large companies that are expected to have above average growth in sales and profits. The value per share was $15.27 and $11.30 at December 31, 2009 and 2008, respectively. At December 31, 2009, 726 Plan participants were invested in the fund.

The Vanguard Windsor II Fund Investor Shares seeks to provide long-term capital appreciation and income by investing mainly in mid-sized and large companies whose stocks are considered by the fund’s advisor to be undervalued. The value per share was $23.68 and $19.11 at December 31, 2009 and 2008, respectively. At December 31, 2009, 869 Plan participants were invested in the fund.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

The Vanguard LifeStrategy Growth Fund seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The portfolio’s asset allocation ranges are expected to be 80% stocks and 20% bonds. The value per share was $19.56 and $16.00 at December 31, 2009 and 2008, respectively. At December 31, 2009, 2,081 Plan participants were invested in the fund.

The Vanguard LifeStrategy Moderate Growth Fund seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund. The portfolio’s asset allocation ranges are expected to be 60% stocks and 40% bonds. The value per share was $17.69 and $15.08 at December 31, 2009 and 2008, respectively. At December 31, 2009, 1,706 Plan participants were invested in the fund.

The Vanguard LifeStrategy Conservative Growth Fund seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds and an asset allocation fund. The portfolio’s asset allocation ranges are expected to be 40% stocks and 60% bonds and short-term cash investments. The value per share was $15.12 and $13.30 at December 31, 2009 and 2008, respectively. At December 31, 2009, 5,509 Plan participants were invested in the fund.

The Vanguard LifeStrategy Income Fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund. The portfolio’s asset allocation ranges are expected to be 20% stocks, 60% bonds and 20% short-term cash reserves. The value per share was $13.27 and $12.23 at December 31, 2009 and 2008, respectively. At December 31, 2009, 879 Plan participants were invested in the fund.

The Vanguard Total Bond Market Index Fund Investor Shares seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Barclay’s Capital Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. The value per share was $10.35 and $10.18 at December 31, 2009 and 2008, respectively. At December 31, 2009, 2,228 Plan participants were invested in the fund.

The Vanguard Retirement Savings Trust seeks stability of principal and a high level of current income consistent with a two-to-three year average maturity. The Trust is a tax-exempt common collective trust invested primarily in fully-benefit responsive investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per share. The principal and interest of these contracts are not guaranteed. At December 31, 2009, 3,672 Plan participants were invested in the Trust.

The Vanguard Prime Money Market Fund seeks to provide income and moderate growth of capital and income by investing in high-quality, short-term securities. The fund intends to maintain a constant net asset value of $1.00 per share. At December 31, 2009, two Plan participants were invested in the fund.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

(d)	Use of Estimates

The preparation of the financial statements in accordance with GAAP requires the Plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(3)	Investments

The following investments represent 5% or more of the net assets available for benefits at December 31, 2009 and 2008:

	2009		2008

Airgas Common Stock Fund	$96,191,246		$80,382,622
Vanguard 500 Index Fund Investor Shares	34,791,412		25,627,776
Vanguard International Growth Fund Investor Shares	23,936,450	(1)	14,781,294
Vanguard LifeStrategy Conservative Growth Fund	37,314,879		27,727,294
Vanguard Retirement Savings Trust	69,731,571	(2)	65,956,393
Vanguard Total Bond Market Index Fund Investor Shares	24,034,584		20,723,055
Vanguard U.S. Growth Fund Investor Shares	24,016,138	(1)	17,125,637
Vanguard Wellington Fund Investor Shares	43,328,601		35,018,415

(1)	Represents 5% or more of net assets available for benefits at December 31, 2009 and less than 5% of net assets available for benefits at December 31, 2008.
(2)	Stated at contract value.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

During the years ended December 31, 2009 and 2008, the net appreciation (depreciation) in the fair value of investments (including realized gains and losses) was as follows:

	2009	2008

Airgas Common Stock Fund	$17,368,039	$(25,334,488)
Mutual funds	43,526,268	(85,382,135)

Net appreciation (depreciation) in fair value of investments	$60,894,307	$(110,716,623)

Fully benefit-responsive investment contracts included within the Trust serve as an option in a carefully structured investment plan. Plan participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments in the Trust at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less participant withdrawals and administrative expenses.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 3.15% for 2009 and 3.67% for 2008. The average crediting interest rate was 3.31% for 2009 and 3.74% for 2008. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2009, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

Summarized below are the carrying and fair values of participant loans and the Trust, which are reflected at their carrying values in the Plan’s net assets available for benefits on the statements of net assets available for benefits at December 31, 2009 and 2008. The computation of fair values of participant loans and the Trust are performed by the Company.

	2009 Carrying Value	2009 Fair Value	2008 Carrying Value	2008 Fair Value
Participant loans	$15,605,983	$16,244,933	$14,334,918	$15,436,965
Vanguard Retirement Savings Trust	$69,731,571	$71,272,348	$65,956,393	$65,105,255

Refer to Note 4 for disclosures about fair value measurements.

(4)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are classified based upon the level of judgment associated with the inputs used to measure their fair value. The hierarchical levels related to the subjectivity of the valuation inputs are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable, directly or indirectly through corroboration with observable market data at the measurement date.

•

Level 3 inputs are unobservable inputs that reflect management’s best estimate of the assumptions (including assumptions about risk) that market participants would use in pricing the asset or liability at the measurement date.

The carrying values of employee contributions receivable, employer contributions receivable and refunds due to participants approximate fair value.

The following is a description of the valuation methodologies used for assets measured at fair value:

Airgas Common Stock Fund: Valued based on the combined quoted market prices in active markets of the underlying shares of Airgas common stock and a money market component.

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year-end.

Vanguard Retirement Savings Trust: Valued, as reflected in the Plan’s investments at fair value on the statements of net assets available for benefits at December 31, 2009 and 2008, based on the expected future cash flows for each contract discounted to present value using observable market data as inputs, and the aggregate observable market values of the underlying investments in mutual funds, bond trusts and other investments.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

The Plan’s assets measured at fair value on a recurring basis at December 31, 2009 and 2008 are categorized in the table below based on the lowest level of significant input to the valuation:

	Balance at December 31, 2009	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3

Airgas Common Stock Fund	$96,191,246	$96,191,246	$—	$—
Mutual funds	262,635,912	262,635,912	—	—
Vanguard Retirement Savings Trust	71,272,348	—	71,272,348	—

Total assets measured at fair value	$430,099,506	$358,827,158	$71,272,348	$—

	Balance at December 31, 2008	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3

Airgas Common Stock Fund	$80,382,622	$80,382,622	$—	$—
Mutual funds	195,324,060	195,324,060	—	—
Vanguard Retirement Savings Trust	65,105,255	—	65,105,255	—

Total assets measured at fair value	$340,811,937	$275,706,682	$65,105,255	$—

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(5)	Tax Status

The Plan document has been restated for recent law changes. The Plan sponsor adopted the restated version of a volume submitter plan as of January 1, 2007. In prior years, the Plan was filed as a non-standardized prototype plan document. The IRS has determined and informed the volume submitter Plan sponsor, by a letter dated September 4, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The IRS determined that the Plan is qualified under IRC Section 401, by a letter dated December 31, 2002.

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan filed an application for an updated determination letter with the IRS on April 30, 2010.

(6)	Related Party Transactions

The Plan investments are managed by an affiliate of Vanguard Fiduciary Trust Company (the Plan trustee). The Airgas Common Stock Fund invests in common stock of the Company. Investment transactions of the Plan, therefore, qualify as party-in-interest transactions, but are not prohibited transactions.

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.

(8)	Defaulted Loans

During the year ended December 31, 2009, there were 227 participants who were in default of their loans, four of which were active employees. Loans in the amount of $1,060,326 were in default and were included in participant loans as of December 31, 2009.

During the year ended December 31, 2008, there were 179 participants who were in default of their loans, 12 of which were active employees. Loans in the amount of $892,584 were in default and were included in participant loans as of December 31, 2008.

Subsequent to a remedy period that provides for the repayment of defaulted loans, uncollectible defaulted loans are treated as taxable distributions from the Plan to the respective participants.

(9)	Acquisitions and Transfers from Other Plans

Transfers from other plans reflect the assumption by the Plan of entire benefit plans of companies acquired by Airgas. Transfers from other plans on the statement of changes in net assets available for benefits were higher in 2008 primarily due to the conversion of a joint venture into a 100% owned subsidiary of the Company, and the resulting transfer of the benefit plan assets of the former joint venture’s employees into the Plan.

(10)	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$446,231,281	$357,409,952
Deemed loan activity	(53,432)	(28,069)
Refunds due to participants	—	1,911
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,540,777	—

Net assets available for benefits per Form 5500	$447,718,626	$357,383,794

AIRGAS, INC. 401(k) PLAN

Notes to the Financial Statements

The following is a reconciliation of net additions (deductions) per the financial statements to the Plan’s Form 5500:

	2009	2008
Net additions (deductions) per the financial statements	$88,821,329	$(34,224,557)
Change in deemed loan activity	(25,363)	22,808
Refunds due to participants	(1,911)	1,911
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,540,777	—

Net income (loss) per Form 5500 (including plan transfers)	$90,334,832	$(34,199,838)

(11)	Subsequent Event

In February 2010, Air Products and Chemicals, Inc. (“Air Products”) commenced an unsolicited tender offer for all outstanding shares of Airgas common stock at a price of $60 per share in cash. The offer has been extended through August 2010 and may be subject to additional extensions. The Company’s Board of Directors has carefully evaluated the tender offer made by Air Products and, after consultation with its financial and legal advisors, unanimously determined that Air Products’ offer was not in the best interests of the Company or its stockholders. The Plan held $96,191,246 of investments in the Airgas Common Stock Fund at December 31, 2009. Units of the Airgas Common Stock Fund are valued based on the combined quoted market prices of the underlying shares of Airgas common stock and a money market component. At December 31, 2009, the Airgas Common Stock Fund held approximately 2,020,824 shares of Airgas common stock with a quoted market price of $47.60 per share. The future valuation of the Plan’s investment in the Airgas Common Stock Fund may be impacted by the outcome of the tender offer.

AIRGAS, INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue	Description of Investment	Current Value

* Airgas Common Stock Fund	Company Stock Fund	$96,191,246

* Vanguard 500 Index Fund Investor Shares	Registered Investment Company	34,791,412
* Vanguard Explorer Fund Investor Shares	Registered Investment Company	19,120,893
* Vanguard International Growth Fund Investor Shares	Registered Investment Company	23,936,450
* Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	37,314,879
* Vanguard LifeStrategy Growth Fund	Registered Investment Company	20,900,883
* Vanguard LifeStrategy Income Fund	Registered Investment Company	5,913,940
* Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	18,390,563
* Vanguard Morgan Growth Fund Investor Shares	Registered Investment Company	4,572,449
* Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	24,034,584
* Vanguard U.S. Growth Fund Investor Shares	Registered Investment Company	24,016,138
* Vanguard Wellington Fund Investor Shares	Registered Investment Company	43,328,601
* Vanguard Windsor II Fund Investor Shares	Registered Investment Company	6,246,779
* Vanguard Prime Money Market Fund	Registered Investment Company	68,341

* Vanguard Retirement Savings Trust**	Common Collective Trust	69,731,571

* Loan Fund	Interest ranging from 4% to 11%, maturing through November 2039	15,605,983

Total assets held for investment purposes		$444,164,712

*	Party-in-interest
**	Contract value

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRGAS, INC. 401(k) PLAN (Name of Plan)

BY:	/s/ Robert M. McLaughlin
Robert M. McLaughlin
Senior Vice President and
Chief Financial Officer

BY:	/s/ Dwight T. Wilson
Dwight T. Wilson
Senior Vice President - Human Resources

DATED: June 23, 2010